National Bank Holdings Corporation

5570 DTC Parkway

Greenwood Village, Colorado 80111

August 21, 2012

VIA EDGAR AND OVERNIGHT DELIVERY

Ms. Kathryn McHale

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	NBH Holdings Corp.
Amendment No. 2 to Registration Statement on Form S-1
Filed December 23, 2011
File No. 333-177971

Dear Ms. McHale:

On behalf of National Bank Holdings Corporation (formerly known as NBH Holdings Corp.), a Delaware corporation (the “Company”), and pursuant to the applicable provisions of the Securities Act of 1933, and the rules promulgated thereunder, please find enclosed for filing with the Securities and Exchange Commission (the “Commission”) a complete copy of Amendment No. 3 (the “Third Amendment”) to the above-captioned Registration Statement on Form S-1 of the Company (the “Registration Statement”).

The Third Amendment reflects certain revisions of the Registration Statement in response to the comment letter dated April 25, 2012 from the staff of the Commission (the “Staff”). The Third Amendment also includes other changes that are intended to update, clarify and render more complete the information contained therein.

For the convenience of the Staff, each of the Staff’s comments is reproduced below and is followed by the corresponding response of the Company. Unless otherwise indicated, capitalized terms used herein have the meanings assigned to them in the Registration Statement. All page references in the responses set forth below refer to pages of the Third Amendment.

General

1.	Since you appear to qualify as an “emerging growth company,” as defined in the Jumpstart Our Business Act of 2012 (“the Act”), please disclose on your prospectus cover page that you are an emerging growth company, and revise your prospectus to provide the following additional disclosures:

Ms. Kathryn McHale

United States Securities and Exchange Commission

August 21, 2012

•	Describe how and when a company may lose emerging growth company status;

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A brief description of the various exemptions that are available to you, such as exemptions from Section 404(b) of the Sarbanes-Oxley Act of 2002 and Section 14A(a) and (b) of the Securities Exchange Act of 1934; and

•	Your election under Section 107(b) of the Act:

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If you have elected to opt out of the extended transition period for complying with new or revised accounting standards pursuant to Section 107(b) of the Act, include a statement that the election is irrevocable; or

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If you have elected to use the extended transition period for complying with new or revised accounting standards under Section 102(b)(2)(B) of the Act, provide a risk factor explaining that this election allows you to delay the adoption of new or revised accounting standards that have different effective dates for public and private companies until those standards apply to private companies. Please state in your risk factor that, as a result of this election, your financial statements may not be comparable to companies that comply with public company effective dates. Include a similar statement in your critical accounting policy disclosures in MD&A.

Response: In response to the Staff’s comment, the Company has revised the text on pages 26, 27-28, 63 and F-8 of the Third Amendment.

Prospectus Summary

Our Competitive Strengths, page 6

2.

We note the title NBH (Core) Pre-Tax Pre Provision Net Revenue (1)/ Risk Weighted Assets for the year ended December 31, 2011, Note 2 to the presentation and the reconciliation of this non-GAAP measure in Note 6 to the Selected Financial Information appearing on page 15. In addition, we note the presentation of Core pre-tax, pre-provision net revenue under the title Other Financial Data and Core pre-tax, pre-provision net revenue to risk weighted assets under the title Other Information – Financial Ratios on pages 13 and 14, respectively. In this regard, the use of the word “core” implies that you are referring to your most central or essential operations and results. The add-back of the provision to arrive at “core pre-tax, pre-provision net revenue” implies that credit losses are not an inherent part of your core operations. Thus, we believe that it would be more appropriate to

Ms. Kathryn McHale

United States Securities and Exchange Commission

August 21, 2012

use a more descriptive title for these non-GAAP measures and eliminate the use of the word “core” in its entirety. Accordingly, please revise throughout the document.

Response: In response to the Staff’s comment, the Company has revised the text throughout the Third Amendment to remove references to “core” and instead refer to the applicable metrics as “adjusted.”

Risk Factors

As a public company, we will be required to meet periodic reporting requirements..., page 27

3.	We note that you have identified a material weakness in your internal control over financial reporting for the year ended December 31, 2011. Please separate the disclosure related to your internal controls into its own risk factor.

Response: In response to the Staff’s comment, the Company has revised the text on page 27 of the Third Amendment to separate the disclosure related to internal controls into its own risk factor.

4.	We reissue comment 10 of our letter dated December 9, 2011 which requested that you eliminate language from your risk factors disclosure regarding your ability to provide assurances that a given event might happen.

Response: In response to the Staff’s comment, the Company has revised the text of the “Risk Factors” section of the Third Amendment to eliminate such language.

5.	We note your disclosure that the material weakness identified did not affect your independent auditor’s report on your consolidated financial statements. Please describe how you discovered the internal control deficiencies and please explain the actions that were taken between December 31, 2011 and the filing of the auditor’s report to allow for your independent auditors to provide assurance that the financial statements are free of material misstatement.

Response: In response to the Staff’s comment, the Company has revised the text on page 27 of the Third Amendment. In addition, the Company respectfully advises the Staff that in the ordinary course of its reporting process, the Company identifies, documents and tests internal controls. In connection with management’s assessment of internal control over financial reporting, management identified the material weakness described in the Third Amendment. The Company provided its independent auditor with detailed transaction-level

Ms. Kathryn McHale

United States Securities and Exchange Commission

August 21, 2012

documentation to enable it to expand the substantive testing procedures used in the course of its audit such that the material weakness did not affect its report.

The Market price of our Class A common stock could decline significantly..., page 37

6.	Please revise your disclosure to provide the ownership percentage amounts of the holders that are entitled to the benefits of the registration rights agreement filed on March 30, 2012.

Response: In response to the Staff’s comment, the Company has revised the text on page 38 of the Third Amendment.

Compensation Discussion and Analysis

Setting Compensation for our Named Executive Officers, page 142

7.	We note your disclosure in the first full paragraph on page 143 that Mr. Gaiter’s compensation “is based on arrangements that were negotiated directly with investors at the time that [the] Company was founded.” Please file any agreement that memorializes these arrangements with Mr. Gaiter, or any other executive officer, as an exhibit to your registration statement.

Response: In response to the Staff’s comment, the Company has revised the text on page 168 of the Third Amendment. In addition, the Company respectfully advises the staff that no written agreement was ever executed or adopted to formalize the arrangements with respect to the initial compensation of Mr. Gaiter or any other executive officer (other than the employment agreement with the Chief Executive Officer as described in the Registration Statement).

Senior Executive Bonus Plan, page 146

8.	Please file the Senior Executive Bonus Plan as an exhibit to the registration statement.

Response: In response to the Staff’s comment, the Company has filed the Senior Executive Bonus Plan as an exhibit to the Third Amendment.

Mr. Fitzgerald’s Separation Letter, page 158

9.	Please file this separation letter as an exhibit to the registration statement

Response: In response to the Staff’s comment, the Company has filed the letter agreement as an exhibit to the Third Amendment.

******

Ms. Kathryn McHale

United States Securities and Exchange Commission

August 21, 2012

The Company hopes that the foregoing has been responsive to the Staff’s comments. If you have any questions related to this letter, please contact David Shapiro of Wachtell, Lipton, Rosen & Katz at (212) 403-1314.

Sincerely,

/s/ Brian F. Lilly

Brian F. Lilly

Chief Financial Officer

cc:	David E Shapiro, Esq.
Wachtell, Lipton, Rosen & Katz
51 West 52 Street
New York, NY 10019

Edward F. Petrosky, Esq.
James O’Connor, Esq.
Sidley Austin LLP
787 Seventh Avenue
New York, New York 10019